82-34629

Rule 12g3-2(b) File Number ~~82-5237~~

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

RECEIVED
2004 JUN -4 A 11:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04035066

May 21st, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

SUPPL

Re: Rule 12g3-2(b) Exemption – File Number ~~82-5237~~
Zhejiang Expressway Co., Ltd. (the "Company")

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) there under. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a copy of the announcement of the company regarding the approval on Amendments to the Articles of Association and Dividend Distribution on the Annual General Meeting.

Thank you for your attention.

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

dlw 6/30

Sincerely yours,

Fiona Sze
Executive Assistant
Zhejiang Expressway Co., Ltd.

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 0576)

Amendments to the Articles of Association and Dividend Distribution

Reference is made to notice ("Notice") dated 15 March 2004 of Zhejiang Expressway Co., Ltd. ("Company") to convene the 2003 annual general meeting ("AGM") of the Company which, inter alia, includes resolutions proposed to be passed at the AGM relating to amendments to Articles 40, 48A, 70, 81A, 91, 126, 127 and 133 ("Articles") of the Articles of Association of the Company (please refer to paragraph B.2 of the Notice and pages 31 to 34 of the Company's 2003 annual report for details of the amendments) and distribution of profits for the year 2003. The AGM was held at 18/F, World Trade Center, 122 Shuguang Road, Hangzhou, PRC on 21 May 2004 at 10:00 a.m.

Amendments to the Articles of Association

The proposed amendments to the Articles as set out in the Notice were approved by a special resolution passed by authorised proxies of the shareholders of the Company present at the AGM.

Dividend Distribution

The proposed distribution of profits by way of final dividend by the Company for the year ended 31 December 2003 of the amount of Rmb11 cents per share was approved by an ordinary resolution passed by authorised proxies of the shareholders of the Company present at the AGM. Holders of overseas listed foreign shares of the Company ("H Shares") whose names appeared in the register of members of the Company on 26 April 2004 are entitled to the said final dividend.

Pursuant to the Articles of Association of the Company, dividends payable to holders of H Shares of the Company shall be paid in Hong Kong dollars according to the average closing price of Hong Kong dollars to Renminbi declared by the People's Bank of China in the five trading days immediately preceding the date of the declaration of dividends. The exchange rate for the purpose of the payment of the final dividend is therefore HK$1.00 to RMB1.0609 and the amount of final dividend payable to holders of H Shares, in due course, will be HK$0.10369 per share.

By Order of the Board
Zhang Jingzhong
Company Secretary

Hangzhou, the PRC, 21 May 2004

As at the date of this announcement, the executive directors of the Company are: Messrs. Geng Xiaoping, Fang Yunti, Zhang Jingzhong and Xuan Daoguang; the non-executive directors are: Messrs. Zhang Luyun and Zhang Yang; and the independent non-executive directors are: Messrs. Tung Chee Chen, Zhang Junsheng and Zhang Liping.